February 21, 2019

Gao Yonggang
Chief Financial Officer
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road
Pudong New Area
Shanghai
China 201203

       Re: Semiconductor Manufacturing International Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 27, 2018
           File No. 001-31994

Dear Dr. Yonggang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery